COMPOSITE TECHNOLOGY CORPORATION
                                 2026 McGaw Ave.
                                Irvine, CA 92614
                                 (949) 428-8501


                                            November 19, 2004

Division of Corporation Finance
Securities and Exchange Commission
Washington DC 20549

         Re: Withdrawal of Registration Statement on Form SB-2 SEC File No.: 333-118991
                  Filing Date: September 15, 2004

To: Division of Corporation Finance:

         Pursuant to Rule 477(a) under the General Rules and Regulations under the Securities Act of 1933, as amended (the "1933 Act"), submitted electronically via the EDGAR system, please consider this correspondence as an application to the U.S. Securities and Exchange Commission (the "SEC") for an order permitting Composite Technology Corporation (the "Registrant") to withdraw the Registration Statement on Form SB-2 filed by the Registrant on September 15, 2004 and all subsequently filed amendments to such registration statement (the "Registration Statement").

         No securities were sold in connection with the Registration Statement. The withdrawal is being sought at the request of the Registrant upon notification from the SEC that a portion of the Registrant's private placement may not be treated as being completed and that a new registration statement should be filed with the SEC with respect to such private placement. The Registrant respectfully requests that, in accordance with the provisions of Rule 477(a) under the 1933 Act, the SEC issue an order granting the desired withdrawal. If you have any questions, please do not hesitate to contact our securities counsel, Mr. Nimish Patel, Esq. at Richardson & Patel LLP, (310) 208-1182.

                                            Very truly yours,

                                            COMPOSITE TECHNOLOGY CORPORATION.
                                            a Nevada corporation

                                            /s/ Benton H Wilcoxon
                                            ------------------------------------
                                            By: Benton H Wilcoxon
                                            Its: Chief Executive Officer
cc:      Nimish Patel, Esq.
         Tom Jones, SEC